

July 5, 2023

Richard Brand
Partner
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

     Re: Masimo Corporation
           Schedule 13D/A filed June 30, 2023
           Filed by Quentin Koffey et al.
           File No. 005-83497

Dear Richard Brand:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your Schedule 13D.

Schedule 13D/A filed June 30, 2023

General

1.   We note your response to comment one. Item 3 of Schedule 13D states that "if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto" must be disclosed. Please address whether any part of the purchase price for the Common Stock of Masimo Corp. was provided by any limited partner(s) of the Politan Funds for the specific purpose of acquiring, holding, trading or voting the Common Stock of Masimo Corp.

2.   We note your statement that "all prior Swaps regarding Masimo securities were unwound on or before September 23, 2022." However, your initial Schedule 13D was filed on August 16, 2022, and discloses that "Politan Master Fund has entered into physically settled swaps … referencing 4,096,784 shares of Common Stock in the aggregate that the

Reporting Persons may be deemed to beneficially own." Accordingly, any written agreements, contracts, arrangements, understanding, plans or proposals referenced in Item 7 of Schedule 13D, including the agreements underlying the Physically Settled Swaps and Cash Settled Swaps described under Item 6 (to the extent they were in existence on August 16, 2022), should have been filed with your initial Schedule 13D. Please advise or revise.

3.   It is unclear from your response to comment four whether EnTrust Global Partners LLC or Dennis Washington (or their respective affiliates) are direct beneficial owners of Common Stock. In addition, while you assert that "Courts have long held that passive investors in an investment fund do not become members of a group with the investment advisor to such fund merely by agreeing to be limited partners," it is unclear whether different facts are present here. Therefore, while we do not necessarily agree with your analysis and conclusions, we have no further comment at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions